UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
A Publicly Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 147TH MEETING OF THE BOARD OF
DIRECTORS HELD ON DECEMBER 16 2009

1. DATE, TIME AND PLACE: On December 16 2009 at 10:00 a.m. at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14º andar, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and Board of Executive Officers.

4. CHAIR: Chairman – Pedro Pullen Parente and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

Since the contents of the meeting were known to all attending members, it was resolved that reading of the Agenda should be waived and the minutes of the meeting thereof should be drafted in summarized format. The right to make statements and dissent was granted, these manifestations to be filed at the Company’s registered offices. Approval was given for the publication of the minutes in extract format, omitting Board Members’ signatures.

It was further recorded that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of all the matters on the Agenda, the following resolutions were adopted on a unanimous vote by the attending members of the Board:

(i)	Validated the Work Records for the Financial Services Work Commission (STCA- 200907) and took cognizance of the Work Schedule of the Personnel Management Committee and the Financial Services, Project Evaluation and Strategy commissions as well as the principal Governance themes of the month;

(ii)	Took Cognizance of the report of the Chief Executive Officer (highlights) on the principal facts related to the Company’s businesses and the sector indicators as well as the status of the projects under study by the Company;

(iii)	Approved the minutes of the 146th Meeting of the Board held on November 25;

(iv)	Approved, the Company’s Calendar of Corporate Events for fiscal year 2010 pursuant to item “aa” of Article 18 of the Bylaws;

CPFL ENERGIA S.A.
A Publicly Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

(v)	Approved, pursuant to item “b” of Article 18 of the Company’s Bylaws, the Board of Executive Officers’ proposal with respect to the Investment Project according to the conditions in the Board of Executive Officers’ Resolution 2009085;

(vi)	Approved, pursuant to Article 4 of CVM Instruction 371/2002 and pursuant to the Board of Executive Officers’ Resolution 2009084, recognition of complementary fiscal credits arising from a fiscal loss and a negative social contribution base, a total balance of R$ 170,112,000.00 (one hundred and seventy million, one hundred and twelve thousand reais) remaining, with respect to the fiscal credits recognized in the Account Statements for the fiscal year ending December 31 2009, based on the Technical Viability Study, which shall be submitted for the examination of the Fiscal Council; and

(vii)
Recommended to the Company’s representatives sitting on the boards of directors of the controlled companies a favorable vote to the following matters: (a) CPFL PIRATININGA: FUNDING THROUGH WORKING CAPITAL FOR A BRIDGE LOAN TO THE BNDES SPECIAL CREDIT LOAN PROGRAM – PEC (Board of Executive Officers’ Resolution 2009146), and (b) CPFL GERAÇÃO: PROPOSAL OF THE BOARD OF EXECUTIVE OFFICERS WITH RESPECT TO THE ACQUISITION OF ASSETS (Board of Executive Officers’ Resolution 2009087).

6. CLOSURE: With no further items on the agenda for discussion, the meeting was adjourned, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Pedro Pullen Parente, Ricardo Carvalho Giambroni, Francisco Caprino Neto, José Ayres de Campos, Milton Luciano dos Santos, Susana H. Stiphan Jabra, Ana Dolores M. Carneiro de Novaes and Gisélia Silva (Secretary).

This is a free English Translation of the extract from the original minutes drafted to the
Minutes Register.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.